Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for April 2024

Hamilton, Bermuda, May 8, 2024

Commercial update:

In April 2024, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$32,100 per day, gross1, including average daily scrubber and LNG benefits on nine vessels of approximately US$2,600 per day. The Company’s four vessels trading on fixed time charters earned approximately US$33,100 per day, gross, including average daily scrubber and LNG benefits on three vessels. The Company’s six vessels trading on index-linked time charters earned approximately US$31,300 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged US$20,034 during April 2024.

The Company has agreed to convert the index linked charters to fixed charter rates for Mount Blanc and Mount Neblina from May 1, 2024 to June 30, 2024 at an average rate of US$37,275 per day plus scrubber premium according to the terms of their existing time charter agreement.

The Company will have the following average rates fixed for vessels that were previously on index linked charters:

May to June 2024:     5 vessels at an average of US$33,819 per day, gross
July to December 2024:     1 vessel at US$40,810 per day, gross

These vessels will continue to earn scrubber premium according to the terms of their respective existing time charter agreements.

“In light of the improved market conditions and the final two ships scheduled to be delivered in June, we have decided to increase the dividend for April 2024 to US$0.04 per share. It is the expectation of the Company that with the delivery of our last two ships and if market conditions continue to improve, the Company should benefit from increased cash flow, and with no further investment plans, it is the intention of the Company to return excess cashflow to shareholders through increasing dividends” says CEO Herman Billung.

Cash distribution:

The Board has approved a cash distribution of US$0.04 per share for April 2024. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information: Distribution amount: US$0.04 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on June 6, 2024.

Date of approval: May 7, 2024

Last day including right: May 21, 2024

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Ex-date: May 22, 2024

Record date: May 23, 2024

Payment date: On or about June 6, 2024.

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about June 11, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47918 31590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has ten vessels in operation and two Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by Q2 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
April 30, 2024
Time charter revenues	$8.7
Address commission	$0.3
Operating revenues, gross	$9.0

Fleet operational days	279
Average Daily TCE Earnings, gross	$32,100